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                            UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                       Washington, D.C. 20549

                             FORM 13F

                        FORM 13F Cover Page
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            Report for the Calendar Year or Quarter Ended June 30, 2011

Check here if Amendment:              |_|; Amendment Number: ____

This Amendment (Check only one):   |_| is a restatement
                                   |_| adds new holding entries.

Institutional Manager Filing this Report:

Name:       TIG Arbitrage Associates Master Fund L.P.

Address:    c/o Ogier Fiduciary Services (Cayman) Limited
            89 Nexus Way
            Camana Bay
            Grand Cayman KY1-9007
            Cayman Islands

13F File Number: 28-13433

The institutional  investment  manager filing this report and the person by whom
it is signed hereby  represent  that the person signing the report is authorized
to  submit  it,  that all  information  contained  herein is true,  correct  and
complete,  and  that it is  understood  that  all  required  items,  statements,
schedules, lists, and tables, are considered integral parts of this form.


Person Signing this Report on Behalf of Reporting Manager:

Name:  Robert Rettie
Title: Chief Accounting Officer
Phone: (212) 396-8742


Signature, Place and Date of Signing:


/s/ Robert Rettie          New York, New York          August 11, 2011
-------------------        ------------------          --------------------
    [Signature]              [City, State]                  [Date]


    <PAGE>
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ANSI Text

Report Type: (Check only one):

[ ]   13F HOLDINGS REPORT. (Check here if all holdings of this reporting
           manager are reported in this report).

[X]   13F NOTICE. (Check here if no holdings reported are in this report,
           and all holdings are reported by other reporting managers(s).)

[ ]   13F COMBINATION REPORT. (Check here if a portion of the holdings for
           this reporting manager are reported in this report and a portion are
           reported by other reporting manager(s).)

List of Other Managers Reporting for this Manager:

Form 13F File Number   Name

28-11896   TIG Advisors, LLC

<PAGE>

TIG Arbitrage Associates   08/10/11 16:09   **d1219255_13f-nt.txt, 3 (3)**

p1219255.gfp -- 79575-0050 (13f-nt)   **Last Modified 08/10/11 16:09 (Rev)**

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                       Form 13F SUMMARY PAGE


   Report Summary:


   Number of Other Included Managers:          0

   Form 13F Information Table Entry Total:      0

   Form 13F Information Table Value Total:      $0
                                         (thousands)


   List of Other Included Managers: None

   Provide a numbered list of the name(s) and Form 13F file number(s) of all
   institutional investment managers with respect to which this report is filed,
   other than the manager filing this report.
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SK 79575 0050 1219255